                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (Amendment No. 5)

                                   FVNB CORP.
                                (NAME OF ISSUER)

                                   FVNB CORP.
                                FVNB MERGER CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    30267410
                      (CUSIP Number of Class of Securities)

                                 David M. Gaddis
                      President and Chief Executive Officer
                                   FVNB Corp.
                          101 S. Main Street, Suite 508
                              Victoria, Texas 77901
                                 (361) 572-6500

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With Copies To:

                             Cary Plotkin Kavy, Esq.
                            Cox & Smith Incorporated
                            112 E. Pecan, Suite 1800
                            San Antonio, Texas 75205
                                 (210) 554-5500

This statement is filed in connection with (check the
appropriate box):
a.       [X]      The filing of solicitation materials
         or an information statement subject to Regulation
         14A, Regulation 14C or Rule 13e-3(c) under the
         Securities Exchange Act of 1934.
b.       [ ]      The filing of a registration statement
         under the Securities Act of 1933.
c.       [ ]      A tender offer.
d.       [ ]      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

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CALCULATION OF FILING FEE

            Transaction Valuation(*)             Amount of Filing Fee
            ------------------------             --------------------
                   $16,875,000                          $3,375

(*)Based upon maximum proposed number of shares to be cashed out in the merger of 375,000 shares at $45.00 per share.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid: $3,375

         Form or Registration No.: Schedule 14A

         Filing Party: FVNB Corp.

         Date Filed: April 27, 2001


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                                  INTRODUCTION

This Amendment No. 5 to the Rule 13e-3 Transaction Statement (as amended, the "Statement") on Schedule 13E-3 (the "Schedule 13E-3") is being filed by FVNB Corp., a Texas corporation ("FVNB" or the "Company"), and FVNB Merger Corp., a Texas corporation and wholly-owned subsidiary of the Company ("Merger Subsidiary"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of April 19, 2001 (the "Merger Agreement"), by and between the Company and Merger Subsidiary. A copy of the Merger Agreement is attached as Annex A to the definitive proxy statement filed by the Company as Exhibit (a)(1) to Amendment No. 3 to the Statement (including all annexes thereto, the "Proxy Statement").

The Statement was initially filed with the Securities and Exchange Commission (the "Commission") on April 27, 2001. Amendments Nos. 1, 2, 3 and 4 to the Statement were filed with the Commission on June 12, 2001, June 26, 2001, July 9, 2001, and July 10, 2001, respectively. This Amendment No. 5 to the Statement is being filed to reflect the issuance and sale by FVNB Capital Trust I, a Delaware business trust of which all the Common Securities are held by the Company (the "Trust"), of an aggregate of $15,000,000 of Capital Securities in the Trust. The proceeds of the sale of the Capital Securities by the Trust were used to purchase an aggregate of $15,000,000 of junior subordinated debentures issued by the Company (the "Debentures"). In connection with the Trust's issuance of the Capital Securities, the Company entered into a Guarantee Agreement (the "Guarantee Agreement") pursuant to which it guarantees the obligations of the Trust under the Capital Securities. A portion of the proceeds to the Company from the sale of the Debentures may be used to fund a portion of the consideration to be paid to cashed out shareholders of the Company pursuant to the Merger Agreement. Copies of (i) the Declaration of Trust of FVNB Capital Trust I dated June 27, 2001, (ii) the Amended and Restated Declaration of Trust of FVNB Capital Trust I dated July 16, 2001, (iii) the Indenture dated July 16, 2001, by and between the Company and The Bank of New York, as Trustee, relating to the Debentures, (iv) the Guarantee Agreement, and (v) the form of Debenture are attached hereto as Exhibits (b)(2)-(b)(6), respectively.

This Amendment No. 5 is also being filed to report that the Company has engaged Mellon Investor Services to assist it in soliciting proxies for the Company's annual meeting of shareholders at which the Merger Agreement will be considered for approval. The Company does not currently anticipate that any written soliciting materials (including scripts), written instructions or other similar materials will be used in connection with such solicitation.

The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

ITEM 16.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 16 is amended and supplemented to reflect the addition of Exhibits
(b)(2), (b)(3), (b)(4), (b)(5), and (b)(6), which additional exhibits are filed herewith.

         (b)(2) Declaration of Trust of FVNB Capital Trust I, dated June 27,
         2001.
         (b)(3) Amended and Restated Declaration of Trust of FVNB Capital Trust I dated July 16, 2001.
         (b)(4) Indenture dated July 16, 2001, by and between the Company and The Bank of New York, as Trustee.
         (b)(5) Guarantee Agreement dated July 16, 2001, executed by the
         Company.
         (b)(6) Junior Subordinated Debt Security dated July 16, 2001, issued by the Company and payable to The Bank of New York as Institutional Trustee for FVNB Capital Trust I.


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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION

(b)(2) Declaration of Trust of FVNB Capital Trust I, dated June 27, 2001.
(b)(3) Amended and Restated Declaration of Trust of FVNB Capital Trust I dated July 16, 2001.
(b)(4) Indenture dated July 16, 2001, by and between the Company and The Bank of New York, as Trustee.
(b)(5) Guarantee Agreement dated July 16, 2001, executed by the Company.
(b)(6) Junior Subordinated Debt Security dated July 16, 2001, issued by the Company and payable to The Bank of New York as Institutional Trustee for FVNB Capital Trust I.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: July 20, 2001

                                               FVNB CORP.

                                               By: /s/ DAVID M. GADDIS
                                                   -----------------------
                                                        David M. Gaddis
                                                        President

                                               FVNB MERGER CORP.

                                               By: /s/ DAVID M. GADDIS
                                                   -----------------------
                                                        David M. Gaddis
                                                        President


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